April 30, 2008
Mail Stop 4561
By U.S. Mail and facsimile to: (202) 772-9208
Christian Windsor
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bank of America Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed March 27, 2008
File No. 333-149204

Bank of America Corporation
Form 10-K for December 31, 2007, filed February 28, 2008
Schedule 14A filed March 19, 2008
File Number 001-06523
Dear Mr. Windsor:
     Set forth below are the responses of Bank of America Corporation and Countrywide Financial Corporation to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated April 11, 2008 (the “April 11 Letter”) regarding Amendment No. 1 to Bank of America’s Registration Statement on Form S-4 (“Amendment No. 1”), Bank of America’s Form 10-K for December 31, 2007, and Bank of America’s Schedule 14A. The responses to the Staff’s comments are provided in the order in which the comments were set out in the April 11 Letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses on behalf of Bank of America and Countrywide.
Amendment No. 1 to Bank of America’s Registration Statement on Form S-4:
     Note: In this section of this response letter, references to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to Bank of America’s Registration on Form S-4 (“Amendment No. 2”), as filed concurrently with this letter and dated April 30, 2008, via EDGAR submission. Such amendment reflects the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate. We

Christian Windsor
Securities and Exchange Commission
April 30, 2008

have also provided, on a supplemental basis, a blackline of the Form S-4 marked against Amendment No. 1 to facilitate the Staff’s review.
          Capitalized terms used in this section without definition have the meanings specified in Amendment No. 2.
General Comments on the Registration Statement
1.	In your response to prior comment 3, you indicated that Bank of America does not believe that the decision as to how the outstanding obligations of Countrywide will be backed by Bank of America is material to a voting or investment decision by the shareholders of Countrywide. The staff is not able to agree with this analysis, as it appears that the decision to guarantee or assume the outstanding debt of Countrywide would materially affect the financial health of Bank of America and therefore could be material to a voting decision in which the result of the transaction would be the exchange of Countrywide shares for shares of Bank of America. Therefore, please provide the information requested by prior comment 3, or provide analysis as to how the decision to assume or guarantee the debt of Countrywide is not material to Bank of America or its shareholders.

In response to the Staff’s comment, we have provided additional disclosure on page 58.
Risk Factors, page 18
2.	We note your response to our former comment 6; please consider adding disclosure relating to the current FBI investigation into securities fraud at Countrywide (as first reported in the Wall Street Journal on March 8, 2008) and any foreseeable impact it may have on the merger.

The Department of Justice has stated that it cannot confirm or deny whether it is conducting an investigation, and, therefore, Countrywide cannot confirm the accuracy of news accounts about an FBI investigation. Countrywide supplementally advises the Staff that it has no reason to anticipate that the news reports or any underlying facts or circumstances would have any impact on the merger.
Countrywide’s Reasons for the Merger: Recommendation of the Countrywide Board of Directors, page 27
3.	Revise this section to specifically note that some of the analysis performed by Countrywide’s financial advisors did not support the overall fairness determination and state whether the board considered this factor in arriving at its recommendation.

In response to the Staff’s comment, we have revised the disclosure on page 29.
Opinions of Countrywide’s Financial Advisors, page 32

Christian Windsor
Securities and Exchange Commission
April 30, 2008

4.	The disclosure added in response to prior comment 14 does not clearly indicate that the amounts disclosed represent all compensation paid to the financial advisors or merely the fees paid for the described services. Please clarify that the amounts represent all compensation paid to each of the financial service providers, rather than the amounts paid for certain types of services.

In response to the Staff’s comment, we have revised the disclosure on page 32.
Exhibit 5: Legality Opinion
5.	Please revise the last paragraph of your legality opinion; you can limit your opinion as to scope but not person.

In response to the Staff’s comment, we have revised the last paragraph of our legality opinion.

6.	We note that you disclaim your obligation to update your opinion; accordingly, please represent to staff that you intend to file this opinion immediately prior to effectiveness or give your opinion as of the date of effectiveness rather than the “date hereof.”

We hereby confirm that we intend to file the legality opinion immediately prior to effectiveness of the Form S-4.
Bank of America Form 10-K for Fiscal Year Ended December 31, 2007:
Management’s Discussion and Analysis
Off- and On-Balance Sheet Arrangements
Corporation-Sponsored Multi-Seller Conduits, page 36
7.	We note that you administer three multi-seller conduits to which you provide liquidity, standby letters of credit or similar loss protection commitments. Please tell us and revise future filings to provide detailed disclosures regarding your obligations under these liquidity facilities. Consider providing the following in your revised disclosures:
•	Whether your obligation is to purchase commercial paper, provide capital commitments or to purchase assets from the conduits;

•	Whether there are triggers associated with your obligations to fund; and

•	Whether there are any terms that would limit your obligation to perform.
We will expand our future filings to provide additional details pertaining to our commitments to the multi-seller conduits as follows:

Christian Windsor
Securities and Exchange Commission
April 30, 2008

•	Our liquidity, standby letters of credit (“SBLC”) and similar loss protection commitments obligate us to purchase assets from the conduits at the conduits’ cost. Subsequent realized losses on assets purchased from the unconsolidated conduits would be reimbursed from the cash received from the sale of capital notes and equity interests to third party investors. We would absorb losses in excess of such amounts.

•	If a conduit is unable to re-issue commercial paper due to illiquidity in the commercial paper market or deterioration in the asset portfolio, we are obligated to provide funding subject to certain limitations, as described below.

•	Our obligations to purchase assets under the SBLC and similar loss protection commitments are subject to a maximum commitment amount, which is typically set at 8% to 10% of the total outstanding commercial paper. Our obligation to purchase assets under the liquidity agreements, which comprise the remainder of our exposure, is generally limited to the amount of non-defaulted assets. We are not obligated to fund under the liquidity, SBLC or similar loss protection commitments if the conduit is the subject of a voluntary or involuntary bankruptcy proceeding.
Municipal Bond Trusts and Corporate SPEs, page 37
8.	We note your disclosure regarding liquidity support provided to other corporate conduits. It indicates that in the event that you are unable to remarket the conduit’s commercial paper such that it no longer qualifies as a QSPE, you would consolidate the conduit. Please confirm that the reason the QSPE status could be invalidated is due to the requirement in paragraph 36 of SFAS 140. Additionally, in light of your obligation to purchase assets from the vehicles if the assets or insurers are downgraded, please tell us how you concluded that the SPE met the criteria to qualify as a QSPE.

We confirm that QSPE status of the other corporate conduits could be invalidated due to the requirements in paragraph 36 of SFAS 140. As indicated in paragraph 35(a) of SFAS 140, a QSPE must be “...demonstrably distinct from the transferor.” Paragraph 36 indicates that if a QSPE is not a guaranteed mortgage securitization it is demonstrably distinct from the transferor only if it cannot be unilaterally dissolved by the transferor, its affiliates, or its agents and at least 10 percent of the fair value of its beneficial interests is held by parties other than the transferor, its affiliates, or its agents. Consequently, if one or more of our corporate conduits were unable to remarket a sufficient percentage of its commercial paper to meet this test, that conduit would no longer be a QSPE because it would no longer be demonstrably distinct from the transferor (i.e., Bank of America Corporation) and we would consolidate.

Paragraph 35(d)(1) of SFAS 140 permits a QSPE to sell assets in an automatic response to the occurrence of an event or circumstance that (a) is specified in the legal documents

Christian Windsor
Securities and Exchange Commission
April 30, 2008

that established the SPE or created the beneficial interests in the transferred assets; (b) is outside of the control of the transferor, its affiliates, or its agents; and (c) causes, or is expected to cause, the fair value of those financial assets to decline by a specified degree below the fair value of those assets when the SPE obtained them.
The other corporate conduits are required to sell an asset in an automatic response to the occurrence of the downgrade of the asset caused by a downgrade of the issuer or, if applicable, the insurer of the asset. This requirement meets the criteria in paragraph 35(d)(1) based on the following:
(a)	The liquidity agreements were established at the time the conduits were created.

(b)	The sale of an asset is triggered by the downgrade of the issuer or insurer of that asset or an event of default by the issuer. Such events are outside of our control.

(c)	At the time of transfer into the conduit, each asset is typically rated AAA based on the rating of the issuer or the insurer, as applicable. If an asset is downgraded below AA-, the conduit is required to sell the asset. Such a downgrade from the initial rating will cause the fair value of the asset to decline.
We also have a conditional call option on the assets in one of the other corporate conduits. The call can only be exercised if the asset is downgraded from its rating at the time of transfer into the conduit, but not below a rating of AA-, or if the asset has been placed on negative credit watch by one of the rating agencies. The call expires if it is not exercised within 30 days following the occurrence of such an event.
Paragraph 35(d)(3) permits a QSPE to sell assets in response to the transferor’s exercise of a call that is specified in the legal documents that established the SPE, transferred assets to the SPE, or created beneficial interests in the transferred assets. Our conditional call option is specified in the legal documents that created beneficial interests in the transferred assets, specifically commercial paper, and is therefore permitted in accordance with paragraph 35(d)(3).
Paragraph 88 states that a conditional call that can be exercised only in response to a third party’s action that has not yet occurred does not maintain the transferor’s effective control over the assets and thus does not preclude sale accounting. Our conditional call option can be exercised only in response to the downgrade or threatened downgrade of an asset by a third party rating agency, and such events are outside of our control. Accordingly, the conditional call option does not preclude sale accounting.
Based on the above, we believe that sales of assets from the other corporate conduits comply with the requirements of SFAS 140 and that these conduits meet the definition of a QSPE in SFAS 140.

Christian Windsor
Securities and Exchange Commission
April 30, 2008

Collateralized Debt Obligation Vehicles, page 37
9.	We note you provided $12.3 billion of liquidity support to CDO vehicles during 2007, of which $9.1 billion was provided to unconsolidated CDOs. Please tell us how you determined that you were not the primary beneficiary of these vehicles in light of the liquidity support provided. Address the following in your response:
•	Tell us whether you considered the written put options and other liquidity agreements to be variable interests at the inception of the CDO transactions, and if so, how those variable interests impacted the primary beneficiary calculation at inception and at each reconsideration event;
Our written put options and other liquidity obligations to unconsolidated CDOs at December 31, 2007 included support of $2.3 billion to a CDO conduit that we administer (the “Conduit”) and $6.8 billion to third party CDOs (the “Third Party CDO Issuers”).

As discussed in more detail below in response to the second part of this comment, we performed a quantitative FIN 46(R) analysis for the Conduit at its inception in 2005. We concluded that we were not the primary beneficiary. However, given our role as administrator and liquidity provider, we concluded that we held a significant variable interest in the Conduit and it would be appropriate to include the Conduit in our FIN 46(R) disclosures.

The Conduit holds only super senior CDO tranches, and we consider the purchase of each new asset by the Conduit to be a reconsideration event. At the time of each reconsideration event, we reaffirmed our conclusion that we were not the primary beneficiary. However, during 2007, we did not perform any quantitative tests as no new assets were purchased by the Conduit.

Although we exercised our right as administrator to remove certain assets from the Conduit during the fourth quarter of 2007 due to credit deterioration, we did not consider the removal of these assets to be a reconsideration event because the actions were taken in accordance with pre-existing legal arrangements. Finally, we did not consider the purchase of commercial paper (“CP”) issued by the Conduit during 2007 to be a reconsideration event because it did not expose us to any new risk or variability, as discussed in more detail below in response to the third part of this comment. As no reconsideration events occurred in 2007, we did not perform a reconsideration analysis for the Conduit in 2007.

As discussed in more detail below, we performed qualitative analyses for each of the Third Party CDO Issuers and concluded that we were not the primary beneficiary.

All of our liquidity obligations to Third Party CDO Issuers arose prior to June 30, 2007. We did not consider these obligations to be significant variable interests at inception of the transactions based on the following:

Christian Windsor
Securities and Exchange Commission
April 30, 2008

AAA Rating of Super Senior Tranches
Our obligations pertain to super senior tranches, each of which benefited from a level of subordination exceeding the amount that would have been required for a AAA-rating, typically by 50%. Given the historically low loss rates of AAA securities, we concluded that our exposure to credit risk was minimal.
Limited Exposure to Interest Rate Risk
We are exposed to interest rate risk only if the cost of funding for the super senior tranche of a Third Party CDO Issuer exceeds an “initial threshold”, typically Libor + 5 basis points. This is because we receive a premium, typically in the range of 20 to 25 basis points, for providing liquidity, and payment of the premium is deferred if funding costs exceed the initial threshold. In addition, a “funding threshold”, typically Libor + 30 basis points, was established for each Third Party CDO Issuer. If CP cannot be issued at a yield below the funding threshold, we are obligated to purchase the CP at the funding threshold rate. At inception of each Third Party CDO Issuer, the probability of super senior asset-backed commercial paper (“ABCP”) funding rates exceeding Libor + 5 basis points was considered to be extremely low and we concluded that our exposure to interest rate risk was minimal. This conclusion was validated in the quantitative analyses performed for the Conduit prior to 2007, as discussed in more detail below.
No Asset Management Services
We do not provide asset management services to the Third Party CDO Issuers.
As discussed in more detail below in response to the third part of this comment, we did not consider the purchase of CP issued by the Third Party CDO Issuers during 2007 to be reconsideration events and, accordingly, we did not perform any reconsideration analyses for the Third Party CDO Issuers.
Our written put options to Third Party CDO Issuers have historically been disclosed in the Commitments and Contingencies footnote to the annual financial statements. However, given the widespread impact of the market disruptions in the second half of 2007, we concluded that it would be appropriate to expand our disclosures. We therefore included our liquidity obligations to Third Party CDO Issuers in our FIN 46(R) disclosure of significant variable interests beginning with the Form 10-Q filed for the third quarter of 2007 despite our conclusion that no reconsideration events had occurred in 2007.
•	Clarify whether you performed a quantitative or qualitative analysis to determine whether you were the primary beneficiary of these CDO vehicles at inception and at each reconsideration event;
We performed a quantitative analysis for the Conduit at inception and each time a new super senior CDO tranche was purchased by the Conduit. The Conduit holds a small number of super senior CDO tranches issued by third party CDOs (the “Conduit Investment CDOs”) and was designed to benefit the Conduit Investment CDOs by

Christian Windsor
Securities and Exchange Commission
April 30, 2008

providing them access to the CP market at the lowest possible cost through economies of scale and based on our support as liquidity provider.
The holders of variable interests in the Conduit are exposed to interest rate risk reflecting the difference between the Libor-based return on the Conduit’s assets (the super senior CDO tranches issued by the Conduit Investment CDOs) and the Conduit’s CP funding rates. As long as the Conduit’s CP funding rates do not exceed Libor + 5 basis points (the “Initial Conduit Threshold”), calculated on a monthly weighted-average basis, this differential is entirely absorbed by the applicable Conduit Investment CDO. We are exposed to interest rate risk through a series of contracts with both the Conduit and the Conduit Investment CDOs only if the Conduit’s funding rate exceeds the Initial Conduit Threshold. In addition, if the Conduit is unable to issue CP at a yield less than Libor + 30 basis points, we are required to provide funding through the purchase of CP issued by the Conduit. In the analysis performed at inception of the Conduit, we reviewed 7.4 years of historical data pertaining to ABCP rates published by Moody’s. As the ABCP market was relatively new, older data was not considered to be a reliable indicator of future results. This data indicated that ABCP rates were historically distributed within a few basis points around Libor - 7 basis points. The likelihood of CP rates exceeding Libor + 5 basis points was determined to be less than 1.25%, and the highest rate observed was Libor + 11 basis points. These facts did not change significantly in subsequent analyses performed due to reconsideration events.
The holders of variable interests in the Conduit are also exposed to credit risk, but the design of the vehicle is intended to minimize credit risk. The Conduit accepts only super senior tranches which benefit from subordination at the Conduit Investment CDO-level in an amount exceeding what would be required for a AAA rating by at least 30%. All of the assets purchased by the Conduit to date have had actual subordination levels exceeding that required for a AAA rating by 50%. As a liquidity provider, we may remove or be required to remove a super senior CDO tranche that is deemed to be credit impaired (downgraded below AAA or a reasonable possibility that will be downgraded below AAA) through a purchase by us of such super senior CDO tranche from the Conduit or redemption by the applicable Conduit Investment CDO. In the unlikely event that a super senior CDO tranche is removed from the Conduit and net proceeds to the Conduit are less than par, the Conduit Investment CDOs absorb a first loss amount on a pro rata basis, subject to maximum cost of funds restrictions, and as liquidity provider we absorb any loss in excess of that amount.
We performed a Monte Carlo simulation to calculate the variability expected to be created by interest rate risk and credit risk. Results of the simulation indicated that interest rate risk was the primary creator of variability and that we were not the primary beneficiary of the Conduit. Credit risk was not a significant creator of variability due to the high credit quality of the assets.
We performed qualitative analyses for each of the Third Party CDO Issuers which concluded that credit risk was the primary source of variability for the holders of variable

Christian Windsor
Securities and Exchange Commission
April 30, 2008

interests in the Third Party CDO Issuers, based on the credit quality of the assets held by the Third Party CDO Issuers. We further concluded that the subordinated securities issued by the Third Party CDO Issuers would absorb substantially all of that variability and we were not the primary beneficiary. As noted above, each of these analyses was performed at inception of the vehicle, which was prior to June 30, 2007. There were no reconsideration events for these Third Party CDO Issuers in 2007.
•	Explain whether you consider the purchase of commercial paper from the vehicles to be reconsideration events under paragraph 15 of FIN 46(R) and clarify whether your conclusion is different for commercial paper purchased pursuant to written put options, other liquidity agreements, or non-contractually required purchases;
For the reasons detailed below, we did not consider the purchases of CP to be reconsideration events under paragraph 15 of FIN 46(R).
During the second half of 2007, we were informed by broker-dealers and other parties involved with the Conduit and the Third Party CDO Issuers that they were unable to re-issue some or all of their maturing CP at less than the contractually-specified yield. As a consequence, we were obligated to perform under our liquidity commitments. We chose to purchase CP directly from the Conduit and the Third Party CDO Issuers rather than wait for the liquidity obligations to be exercised (i) in order to maintain liquidity in the ABCP market generally and with respect to the Conduit and the Third Party CDO Issuers specifically, (ii) so that we could determine the tenor of paper that we would purchase, and (iii) for operational simplicity.
Paragraph 15 of FIN 46(R) says in part:
An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. . . . A holder of a variable interest that is not the primary beneficiary also shall reconsider whether it is the primary beneficiary of a variable interest entity if that enterprise acquires additional variable interests in the variable interest entity.
Our purchase of CP did not change the substance of our contractual arrangements with the Conduit or the Third Party CDO Issuers, and did not expose us to any new risk or variability not already embodied in our existing liquidity obligations. We were previously obligated under the written put options and liquidity commitments to shield the Conduit and the Third Party CDO Issuers from paying more than a specified yield on outstanding CP. These pre-existing obligations also exposed us to the risk of loss if, for

Christian Windsor
Securities and Exchange Commission
April 30, 2008

whatever reason, the Conduit or the Third Party CDO Issuers were unable to redeem the CP at par.
Our decision to purchase CP rather than waiting for the liquidity obligations to be exercised did not change the substance of our involvement with the Conduit or the Third Party CDO Issuers. It did not change our exposure to these risks, nor did it increase the amount of variability that we might ultimately absorb. Accordingly, we concluded that our purchase of CP was not a reconsideration event.
However, had we reached a different conclusion, a reconsideration analysis might have resulted in consolidation of the Conduit and the Third Party CDO Issuers as of December 31, 2007. Consolidation would have had no impact on net earnings, as we had already captured any loss in value of the Conduit and Third Party CDO Issuers’ assets through writedowns taken on our liquidity obligations. We estimate that consolidation would have increased total net assets by less than $1 billion, after accounting for the $6.6 billion of CP issued by the Conduit and the Third Party CDO Issuers already held on our balance sheet which would have been eliminated in consolidation. We therefore concluded that, if a contrary view were taken regarding whether a reconsideration event had occurred and if consolidation of the Conduit and Third Party CDO Issuers were required, the impact on our financial condition and results of operations would have been immaterial.
•	Clarify whether the commercial paper purchases during the second half of 2007 were in all cases made pursuant to the terms of the liquidity puts, or whether certain purchases were made in advance of any specific obligation to purchase the commercial paper; and
CP purchases during the second half of 2007 were made in advance of a specific obligation to purchase the CP. However, as discussed above, we concluded that such purchases were not reconsideration events under FIN 46(R).
•	Clarify the terms of the written put options, including how “severe disruption in the short-term funding market” is defined. Explain whether it is solely based on whether the CDO can issue commercial paper at prices below the contractual yield specified in your liquidity obligations.
Substantially all of our liquidity obligations include a “funding threshold” based on a stated contractual yield, typically Libor + 30 basis points. If the Conduit or Third Party CDO Issuers are unable to issue CP at yields below the funding threshold, we are obligated to purchase the CP at a yield equal to the threshold. We used the term “severe disruption in the short-term funding market” in a generic sense to refer to market conditions experienced during the second half of 2007 when there were periods when the CP could not be issued below the funding threshold.
Finally, it should also be noted that approximately $450 million of our liquidity obligations pertain to Canadian CDO vehicles. In contrast to the U.S. market, the written

Christian Windsor
Securities and Exchange Commission
April 30, 2008

put options for the Canadian vehicles obligate us to purchase CP only if there is a disruption in the Canadian asset-backed CP market. To date, we have not purchased any CP that was issued by the Canadian CDO vehicles.
10.	We note that you consolidated a CDO vehicle to which you provided liquidity support of $3.2 billion as of December 31, 2007. Please explain whether this CDO was newly-created during 2007 or whether it was an existing CDO for which you became the primary beneficiary during 2007. If the latter, please describe the events that resulted in the change in primary beneficiary determination and explain how your consolidation analysis resulted in a different conclusion for this CDO compared to the other unconsolidated CDOs to which you provided liquidity support.

The consolidated CDO was newly-created early in the second quarter of 2007. At that time, we concluded that we were not the primary beneficiary because the liquidity support that we provided for the super senior tranches of CP would not absorb a significant amount of variability. Later in the second quarter, we acquired all of the mezzanine securities issued by the vehicle. At the time of this acquisition, which was a reconsideration event, we determined that the equity tranches held by third parties were essentially worthless and concluded that we were the primary beneficiary. We therefore consolidated this CDO.
Asset Acquisition Conduits, page 38
11.	Please describe the types of derivative contracts utilized in conjunction with the asset acquisition conduits that you administer on behalf of your customers. Consider providing this disclosure in future filings to the extent material.

Assets are acquired by the unconsolidated asset acquisition conduits at the request of a customer who wishes to benefit from the economic returns of the specified asset on a leveraged basis. We are not the transferor of such assets. At the time the conduit acquires an asset, we enter into back-to-back total return swaps with the conduit and the customer such that the economic returns of the assets are passed through to the customer.

In future filings, we will clarify that the derivative contracts utilized in conjunction with the asset acquisition conduits that we administer on behalf of our customers are total return swaps.
Management of Consumer Credit Risk Concentrations
Consumer Credit Portfolio — Residential Mortgage, page 46
12.	We note your disclosure concerning your concentrations of credit risk in certain states (e.g. California, Florida) with respect to your consumer loan portfolio. In light of the significant deterioration in the housing markets in certain geographical

Christian Windsor
Securities and Exchange Commission
April 30, 2008

areas, please consider disclosing the delinquency statistics (e.g. charge-offs, nonperforming, accruing past due 90 days) related to your residential mortgage and home equity loan portfolios in these states in your future filings. Consider providing this information in a tabular format similar to Table 13.

In future filings, we will review delinquency statistics for significant declines. As appropriate, we will disclose delinquency statistics for states where we have concentrations of credit risk and significant housing market deterioration exists.
Notes to Consolidated Financial Statements
Note 4 — Derivatives, page 104
13.	In the table on page 105 we note your disclosure regarding your exposure to credit derivatives, and specifically the 103% increase in notional amount of credit derivatives from $1.5 trillion at December 31, 2006 to $3.0 trillion at December 31, 2007. To the extent material and applicable, please consider revising your future filings to address the following types of disclosures regarding your credit derivatives either here or in your MD&A:
a.	Quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instruments used (e.g., total return swaps, credit default swaps, or other credit derivatives). Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:
•	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio or loan commitments outstanding;

•	Create new credit risk positions for your own trading purposes;

•	Create new credit exposures taken for the benefit of your clients; and

•	Provide an offset to credit exposure taken for the benefit of clients.
b.	Separately quantify the gross realized gains and losses from your credit derivative activity.

c.	Consider discussing the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

d.	Discuss the overall strategies you employ in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

Christian Windsor
Securities and Exchange Commission
April 30, 2008

e.	Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the credit risk of the derivatives. Discuss any expected changes to those trends.

f.	Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit derivatives, and consider quantifying the notional amount of credit derivatives by type of counterparty, separated based on whether you purchased protection from the counterparty or sold protection to the counterparty.

g.	Discuss, in general terms, the potential impact to you should one of the counterparties to the credit derivatives contract experience a downgrade in their credit rating.
We acknowledge your points included in items (a) through (g). To the extent material and applicable, we will provide the suggested disclosures in our periodic filings.
Bank of America Schedule 14A Definitive Proxy Statement filed March 19, 2008:
Director Compensation, page 11
14.	In future filings, please present the value of the equity awards made to directors based upon the amounts expensed on the awards during the fiscal year. Please refer to Item 402(k)(iii) and the accompanying instructions.

We have reviewed Item 402(k)(iii) of Regulation S-K and the accompanying instructions and believe that our Proxy Statement for our 2008 Annual Meeting of Stockholders fully complies. We request that you clarify the nature of your comment.

15.	In future filings, please refrain from adding columns to the Director Compensation Table or otherwise changing the format of the table. Instead, if you believe that investors might benefit from more explanation as to the results reported in the table, please present the information in the footnotes or in an accompanying narrative discussion.

The Director Compensation Table (the “Table”) in the Proxy Statement for our 2008 Annual Meeting of Stockholders includes all the information required by Item 402(k)(iii) of Regulation S-K. For stock awards, this item requires disclosure of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year. The amounts expensed under FAS 123R in our 2007 financial statements include amounts related to awards in 2007 and prior years. In order for our stockholders to understand the compensation that was provided to our directors for their service in 2007, as well as the

Christian Windsor
Securities and Exchange Commission
April 30, 2008

amount expensed for their prior years’ service, we subdivided the Stock Awards column. Nevertheless, we also included a “Total Stock Awards” column, which includes the full dollar amount expensed under FAS 123R, and this amount is reflected in the “Total” column in the Table. Thus, we believe that the inclusion of the additional columns provides valuable information to our stockholders in an easy-to-understand format and would prefer to include this information in the Table rather than in a footnote or in narrative disclosure. We note that other companies, including JPMorganChase & Co., also have followed a similar approach.
* * *

Christian Windsor
Securities and Exchange Commission
April 30, 2008

     Please direct any questions concerning the above responses to Benet J. O’Reilly (telephone: (212) 225-2746; fax: (212) 225-3999) with a copy to the undersigned (telephone: (704) 386-4238; fax: (704) 386-0181).
Very truly yours,
Teresa M. Brenner
Associate General Counsel
Bank of America Corporation
Enclosures
cc: Kathryn McHale, Esq.